                            Exhibit 99.1

To the shareholders of VectivBio Holding AG

Invitation to the 2022 Annual General Meeting

Date and Time: Thursday, June 30, 2022, at 2:00 p.m. CEST / 8:00 a.m. EDT
Location: Headquarters of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Dear Shareholders,

We are pleased to invite you to our 2022 Annual General Meeting, which will be held on Thursday, June 30, 2022, at the offices of VectivBio Holding AG (the Company) at Aeschenvorstadt 36, 4051 Basel, and start at 2:00 p.m. CEST / 8:00 a.m. EDT (the 2022 Annual General Meeting).

The 2022 Annual General Meeting will be conducted in English. A record of the resolutions taken by the 2022 Annual General Meeting will be available for inspection after the 2022 Annual General Meeting on the Company's website at ir.vectivbio.com/events-and-presentations and at the Company's registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

The VectivBio team made significant progress in executing against strategic clinical and corporate objectives over the past 12 months. In 2021, we conducted a successful IPO and initiated our pivotal program for apraglutide in patients with short bowel syndrome with intestinal failure (SBS-IF), encompassing the Phase 3 STARS study and the Phase 2 STARS Nutrition study, the first-ever dedicated clinical study in the subset of SBS-IF patients with colon-in-continuity (CIC). In addition, we acquired the modular Comet platform, from which we expect to drive pipeline growth with several small molecules for the treatment of inherited metabolic diseases.

We have continued to make significant advancements already in 2022, including the launch of our STARGAZE proof-of-concept study in Graft-versus-host disease (GvHD). Additionally, we recently announced a licensing deal with Asahi Kasei Pharma Corporation to develop and commercialize apraglutide in Japan and a credit facility of up to USD 75 million with Kreos Capital. These two deals, combined with our current cash, provide a financial runway that takes us beyond the anticipated release of topline STARS data at the end of 2023.

VectivBio is a team of industry veterans with a successful track record in rare diseases, deep scientific expertise and a relentless focus on the patient. Our purpose is to identify and develop therapeutics that are both transformational and tailored to patients’ needs, and we appreciate your ongoing support towards this pursuit.

Yours sincerely,

Thomas Woiwode Chairman of the Board of Directors	Luca Santarelli Chief Executive Officer and member of the Board of Directors

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Important notice regarding COVID-19

In view of the ongoing COVID-19 pandemic, and in accordance with the Ordinance 3 of the Swiss Federal Council regarding measures on combatting the coronavirus (COVID-19), the 2022 Annual General Meeting will take place without the personal attendance of shareholders. Shareholders shall be represented at the 2022 Annual General Meeting exclusively by the independent proxy. For information on how to exercise your rights and issue your voting instructions to the independent proxy, please refer to the "Organizational Information" section at the end of this invitation.

We take the safety of our shareholders, directors, officers, employees and service providers seriously, and hope you understand the need for these measures.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Agenda and Proposals of the Board of Directors

1. 2021 Statutory Financial Statements and Consolidated Financial Statements; 2021 Compensation Report
1.1Approval of the 2021 Statutory Financial Statements and Consolidated Financial Statements
The Board of Directors proposes that the Statutory Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved.

1.2Advisory Vote on the 2021 Compensation Report
The Board of Directors proposes that the 2021 Compensation Report be endorsed in a non-binding advisory vote.

Explanation by the Board of Directors

The Compensation Report as filed with the U.S. Securities Exchange Commission as Exhibit 99.4 to the Company's Form 6-K on April 7, 2022 can be downloaded from the Company's website: ir.vectivbio.com/financial-information/sec-filings.
It explains the governance framework and the principles underlying the compensation system at the Company. In addition, the Compensation Report sets out the remuneration of the Board of Directors and the Executive Committee paid or granted in respect of 2021 as required under the Swiss Ordinance against Excessive Compensation of Listed Companies (the Compensation Ordinance).

2.Appropriation of 2021 Financial Results
The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the financial year 2020	CHF -8,709,776
Loss for the financial year 2021	CHF -19,725,299
Loss to be carried forward	CHF -28,435,075

3.Discharge of the Board of Directors and of the Executive Committee
The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be discharged from liability for their activities during the financial year 2021.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

4.Re-election of the Chairman and the Other Members of the Board of Directors
The term of office of the Chairman and all members of the Board of Directors expires upon completion of the 2022 Annual General Meeting. Stephen Squinto will not stand for re-election as member of the Board of Directors. The Board of Directors proposes that all other current members of the Board of Directors, including the Chairman, be re-elected for a term of office until completion of the 2023 Annual General Meeting.

Information on the professional background of the Chairman and the other members of the Board of Directors can be found in the 2021 Annual Report and at vectivbio.com/about-us/#board-of-directors.

4.1.    Re-election of Thomas Woiwode (as Chairman and member of the Board of     Directors)
4.2    Re-election of Sandip Kapadia
4.3    Re-election of Chahra Khaoua épouse Louafi
4.4    Re-election of Paul Rutherford Carter
4.5    Re-election Luca Santarelli
4.6    Re-election of Hans Schikan
4.7    Re-election of Murray Willis Stewart
The elections will be held on an individual basis.

5.Re-election of the Members of the Compensation Committee
The term of office of the members of the Compensation Committee expires upon completion of the 2022 Annual General Meeting. The Board of Directors proposes that all current members of the Compensation Committee be re-elected for a term of office until completion of the 2023 Annual General Meeting, subject to their re-election as members of the Board of Directors under agenda item 4. The Board of Directors intends to re-appoint Paul Rutherford Carter, if re-elected, as Chairman of the Compensation Committee.

5.1    Re-election of Paul Rutherford Carter
5.2    Re-election of Murray Willis Stewart
5.3    Re-election of Thomas Woiwode
The elections will be held on an individual basis.
vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

6.Re-election of the Statutory Auditors
The Board of Directors proposes that Ernst & Young AG, in Basel, Switzerland, be re-elected as the Company's statutory auditors for the financial year 2022.

7.Re-election of the Independent Proxy
The Board of Directors proposes that Buis Bürgi AG, Zurich, Switzerland, be re-elected as independent proxy for a term of office until completion of the 2023 Annual General Meeting.

8.Compensation of the Board of Directors and the Executive Committee
8.1    Approval of the Maximum Aggregate Amount of Compensation of the Board of Directors
The Board of Directors proposes that a maximum aggregate amount of compensation of the Board of Directors for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting of CHF 1,500,000 be approved.

Explanation by the Board of Directors

Under the Company's Articles of Association and the Compensation Ordinance, the shareholders shall at each Annual General Meeting approve the maximum aggregate amount of compensation of the Board of Directors for the upcoming term of office.

The compensation of the members of the Board of Directors and its committees is comprised of cash board and committee fees and annual equity grants under the Company's 2021 Equity Incentive Plan. Additional information on the compensation system for the Board of Directors can be found in the 2021 Compensation Report.

The proposed maximum amount comprises the cash board and committee fees and the fair value at grant of the annual equity grants in respect of the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting for the members of the Board of Directors proposed for re-election under agenda item 4 other than Luca Santarelli, who does not receive any compensation in relation to his position as a member of the Board of Directors. The proposed maximum aggregate amount excludes any legally required employer contributions to social security systems. Some compensation elements are expected to be paid in USD. The USD : CHF exchange rate used for calculating the maximum aggregate amount is 1 : 0.99. The proposed maximum aggregate amount excludes any currency exchange rate fluctuation until final payment of all compensation elements.

The actual payout, including the distribution among these non-binding components, for the upcoming term of office will be disclosed in the 2022 and 2023 Compensation Reports, respectively.

8.2    Approval of the Maximum Aggregate Amount of Compensation of the Executive Committee
The Board of Directors proposes that a maximum aggregate amount of compensation of the Executive Committee for the financial year 2023 of CHF 16,300,000 be approved.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Explanation by the Board of Directors

Under the Company's Articles of Association and the Compensation Ordinance, the shareholders shall at each Annual General Meeting approve the maximum aggregate amount of compensation of the Executive Committee for the following financial year.

The compensation of the members of the Executive Committee is comprised of an annual base salary, an annual cash bonus and an annual equity grant under the Company's 2021 Equity Incentive Plan as well as benefits and pension contributions. Additional information on the compensation system for the Executive Committee can be found in the 2021 Compensation Report.

The proposed maximum aggregate amount comprises the annual base salaries, the annual cash bonuses (assuming the maximum possible payout, i.e. 130% of target, if all performance targets are exceeded) and the fair value at grant of the annual equity grants as well as the benefits and pension contributions to be paid (or expected to be paid) by the Company in respect of financial year 2023. The proposed maximum aggregate amount is calculated based on the seven members of the Executive Committee. The proposed maximum aggregate amount excludes any legally required employer contributions to social security systems. Some compensation elements are expected to be paid in USD. The USD : CHF exchange rate used for calculating the maximum aggregate amount is 1 : 0.99. The proposed maximum aggregate amount excludes any currency exchange rate fluctuation until final payment of all compensation elements.

The actual payout, including the distribution among these non-binding components, for the financial year 2023 will be disclosed in the 2023 Compensation Report.

9.Amendments to the Articles of Association
9.1    Increase and Renewal of Authorized Share Capital
The Board of Directors proposes that the Company's authorized share capital be increased and renewed to CHF 992,218.00 to enable the Board of Directors to issue up to 19,844,360 new registered shares with a par value of CHF 0.05 each until June 30, 2024, and to explicitly authorize the Board of Directors to determine as type of contribution for the capital increase(s) out of the authorized share capital any legally permitted type of contribution, including by conversion of freely disposable equity, by contributions in kind or by way of set-off, and, accordingly, to amend article 3a (Authorized Share Capital), paragraphs 1 and 3, of the Articles of Association as follows (amendments are underlined):

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

[1] Der Verwaltungsrat ist ermächtigt, jederzeit, einschliesslich im Zusammenhang mit einer beabsichtigten Übernahme, bis zum 30. Juni 2024 das Aktienkapital im Maximalbetrag von CHF 992'218.00 durch Ausgabe von höchstens 19'884'360 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.05 zu erhöhen. Erhöhungen in Teilbeträgen sind gestattet.

[1] The Board of Directors shall be authorized to increase the share capital at any time, including in connection with an intended takeover, until June 30, 2024 by a maximum amount of CHF 992,218.00 by issuing a maximum of 19,844,360 fully paid in registered shares with a par value of CHF 0.05 each. Increases in partial amounts shall be permissible.

[3] Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital, durch Sacheinlage oder durch Verrechnung), den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank, ein Bankenkonsortium oder einen anderen Dritten und anschliessendem Angebot an die bisherigen Aktionäre oder an Dritte (sofern die Bezugsrechte der bisherigen Aktionäre aufgehoben sind oder nicht gültig ausgeübt werden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu ermöglichen, zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

[3] The Board of Directors shall determine the issue price, the type of contribution (including by conversion of freely disposable equity, by a contribution in kind or by way of set-off), the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offering of these shares to the existing shareholders or third parties (if the pre-emptive rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trading in pre-emptive rights. It may permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

The remaining paragraphs of article 3a of the Articles of Association remain unchanged.

Explanation by the Board of Directors

The authorized share capital gives the Company the necessary flexibility to raise capital on the financial markets without having to convene another general meeting of shareholders, in order to support the Company's growth plan and to be able to fund the Company's research and clinical development programs and other strategic projects.

This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the Annual General Meeting.

9.2    Increase of the Conditional Share Capital for Participation Programs
The Board of Directors proposes that the Company's conditional share capital for participation programs be increased by CHF 159,825.75 to the maximum amount of CHF 541,332.00, allowing the issuance of up to 10,826,640 registered shares with a par value of CHF 0.05 each, and, accordingly, to amend article 3b (Conditional Share Capital for Participation Programs), paragraph 1, of the Articles of Association as follows (amendments are underlined):

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

[1] Das Aktienkapital kann sich durch Ausgabe von höchstens 10'826'640 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.05 um höchstens CHF 541'332.00 erhöhen durch Ausgabe von Rechten auf den Bezug neuer Aktien im Sinne von Artikel 653 Abs. 1 OR an Mitglieder des Verwaltungsrates, Mitglieder der Geschäftsleitung oder Arbeitnehmer, Beauftragte oder Berater der Gesellschaft und ihrer Konzerngesellschaften oder andere Personen, welche Dienstleistungen für die Gesellschaft oder ihre Konzerngesellschaften erbringen.

[1] The share capital may be increased in an amount not to exceed CHF 541,332.00 through the issuance of up to 10,826,640 fully paid in registered shares with a par value of CHF 0.05 per share through the issuance of rights to subscribe for new shares within the meaning of article 653(1) CO to members of the Board of Directors, members of the Executive Committee or employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

The remaining paragraphs of article 3b of the Articles of Association remain unchanged.

Explanation by the Board of Directors

The increase of the conditional share capital for participation programs will allow future equity grants to employees, directors and consultants to cover the projected mid-term needs.

This proposed amendment is subject to a qualified majority of two thirds of the votes of the shares represented at the Annual General Meeting.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Organizational Information

1.Admission to the 2022 Annual General Meeting
As a result of the COVID-19 pandemic, the 2022 Annual General Meeting will be held without the personal attendance of shareholders. Accordingly, shareholders may exercise their rights only through the independent proxy, as set out below. No shareholder may attend in person at the 2022 Annual General Meeting.

2.Eligibility to Vote
Shareholders registered as shareholders with voting rights in the share register of the Company maintained by our share registrar and transfer agent, Computershare Trust Company N.A. (Computershare), as of May 20, 2022, at 10:00 p.m. CEST / 4:00 p.m. EDT (the Record Date), will be entitled to vote at the 2022 Annual General Meeting. Shareholders who sell their shares prior to the 2022 Annual General Meeting will not be able to vote those shares at the 2022 Annual General Meeting. Shareholders who purchase shares between the Record Date and the completion of the 2022 Annual General Meeting will not be able to vote those shares at the 2022 Annual General Meeting.

Our Articles of Association provide that no person or entity shall be registered in our share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the commercial register. This restriction shall also apply to persons or entities who hold or acquire some or all of their shares through nominees. If shares are being held by a nominee for third-party beneficiaries that control (alone or together with other parties) voting rights with respect to more than 18% of the share capital recorded in the commercial register, the Board of Directors may cancel the registration of the shares with voting rights held by such nominee in excess of the 18% limit. Shareholders who had been registered with, and / or had been allocated, directly or through a nominee, more than 18% of the share capital registered in the commercial register prior to our initial public offering remained or were registered with voting rights for such shares.

No shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the commercial register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or are otherwise linked as well as individuals or legal entities and partnerships who act in concert or otherwise act in a coordinated manner shall be treated as one single person. This voting rights limitation shall not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our Articles of Association and they are still in compliance with these provisions. Any shareholder who returns a proxy card or votes by phone or by mail thereby confirms that is does not exceed the aforementioned 18% thresholds, to the extent such thresholds apply to it.

These restrictions on registration or voting do not impact the trading of shares before, during or after the 2022 Annual General Meeting.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

3.Annual General Meeting Notice and Voting Materials
Shareholders registered as shareholders with voting rights in the share register on the Record Date (Holders of Record) will receive the 2022 Annual General Meeting notice (the Notice) directly from Computershare. The Notice will contain access information for the Computershare portal, by which Holders of Record may give voting instructions and authorization to the independent proxy, as well as information on voting by phone or by mail.

Shareholders holding their shares on the Record Date through their broker or bank (Street Name Holders) are unknown to the Company or Computershare. Street Name Holders should be able to vote on the portal designated by their broker or bank. Street Name Holders will only be able to give voting instructions and authorizations to the independent proxy via the portal designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.

Shareholders may order a copy of this invitation to the 2022 Annual General Meeting and a proxy card as indicated in the Notice. This invitation to the 2022 Annual General Meeting can also be accessed at www.edocumentview.com/VECT.

4.Voting Instructions to the Independent Proxy
Voting rights can only be exercised through the independent proxy, Buis Bürgi AG, Zurich, Switzerland. Shareholders may give a proxy and voting instructions to the independent proxy via Computershare or, if applicable, the portal designated by their broker or bank, prior to the 2022 Annual General Meeting.

The independent proxy will be physically present at the 2022 Annual General Meeting in order to vote on behalf of the shareholders from whom Computershare has received a valid proxy and voting instructions. Holders of Record who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Company's Board of Directors with regard to the agenda item and proposals listed in this invitation to the 2022 Annual General Meeting. If any modifications to the agenda items or the proposals identified in this invitation to the 2022 Annual General Meeting, or other matters on which voting is permissible under Swiss law, are properly presented at the 2022 Annual General Meeting for consideration, the Holders of Record and the Street Name Holders instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Company's Board of Directors.

Voting Instructions by Holders of Record

The Company recommends that Holders of Record give a proxy and voting instructions to the independent proxy electronically through the Computershare portal with the individual shareholder number (QR Code), or via phone. To do so, Holders of Record should follow the instructions given in the Notice.

Holders of Record may also give a proxy and voting instructions to the independent proxy through Computershare by mail, using the proxy card. Holders of Record may order a copy of this invitation to the 2022 Annual General Meeting and a proxy card as indicated in the Notice.
vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

Holders of Record should send their completed and signed proxy card to Computershare at one of the following addresses:

By Mail: Computershare Investor Services P.O. Box 505005 Louisville, KY 40233-5005 United States of America	By Overnight Delivery: Computershare Investor Services 462 South 4th Street, Suite 1600 Louisville, KY 40202 United States of America

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than June 29, 2022, at 5:59 a.m. CEST / June 28, 2022, at 11:59 p.m. EDT.

Once received by Computershare, voting instructions may not be changed by the shareholders. Should Computershare receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.
Voting Instructions by Street Name Holders

Street Name Holders who would like to give voting instructions should follow the instructions of their broker or bank or its designated agent and should use the portal designated by their broker or bank.
Street Name Holders should observe the deadlines to submit voting instructions that are set in the instructions of their broker or bank or its designated agent.
5.Shareholder Questions
As personal attendance at the 2022 Annual General Meeting is not permitted, shareholders entered in the share register with voting rights may submit questions to the Company ahead of the 2022 Annual General Meeting by sending an e-mail to the address as set out below.

6.Record of Resolutions
A record of the resolutions taken by the 2022 Annual General Meeting will be available for inspection after the 2022 Annual General Meeting on the Company’s website at ir.vectivbio.com/events-and-presentations and at the Company’s registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland.

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30

7.Annual Report
The Annual Report for the financial year 2021 (including the 2021 Statutory Financial Statements, the 2021 Consolidated Financial Statements, the 2021 Compensation Report and the corresponding reports of the Auditors) will be available to the shareholders for inspection as from the date of the Notice at the Company's registered office at Aeschenvorstadt 36, 4051 Basel, Switzerland. The Annual Report will be mailed on request free of charge to any shareholder. The Annual Report is also available electronically on the Company's website at ir.vectivbio.com/financial-information/annual-reports.

Contact Address
VectivBio Holding AG
Aeschenvorstadt 36
4051 Basel
Switzerland

Investor Relations:
Patrick Malloy
+41 61 551 30 36
ir@vectivbio.com
http://www.vectivbio.com

Basel, June 9, 2022

VectivBio Holding AG

For the Board of Directors
/s/ Thomas Woiwode
Thomas Woiwode Chairman of the Board of Directors

vectivbio.com                Aeschenvorstadt 36, 4051 Basel Switzerland            +41 61 551 30 30